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Exhibit 12

Statement re: Calculation of Ratios of Earnings to
Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Six Months Ended June 30, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Net income from continuing operations less preferred dividends	$69,264	$158,028	$226,010	$211,925	$139,636	$90,871
Preferred dividends	17,504	45,053	52,442	48,981	42,604	19,833
Earnings from land and depreciated property dispositions	(11,146)	(2,340)	(45,708)	(60,692)	(10,012)	(1,351)
Operating Partnership minority interest	7,587	18,196	31,904	31,916	19,811	12,241
Interest expense	67,377	116,570	111,419	131,048	86,757	60,217

Earnings before fixed charges	150,586	335,507	376,067	363,178	278,796	181,811

Interest expense	67,377	116,570	111,419	131,048	86,757	60,217
Preferred dividends	17,504	45,053	52,442	48,981	42,604	19,833
Interest costs capitalized	3,306	13,529	25,859	32,980	26,017	8,546

Total fixed charges	88,187	175,152	189,720	213,009	155,378	88,596

Ratio of Earnings to Fixed Charges	2.13	2.58	2.74	2.21	2.47	2.64

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.71	1.92	1.98	1.70	1.79	2.05

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Statement re: Calculation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends (Dollars in thousands)